SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 31, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

31 March 2022

Directorate Change

Further to the announcement made on 22 February 2022, Roland Diggelmann has stepped down as Chief Executive Officer and Executive Director of Smith & Nephew plc with effect from today, 31 March 2022.

Full details of Roland's leaving arrangements are set out on page 128 of the Company's 2021 Annual Report and will also be uploaded to the Company's corporate website in accordance with section 430(2B) of the Companies Act 2006.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477216

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 31, 2022

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary